UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Meadows Springs, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

583214100

(CUSIP Number)

Apollo Resources International, Inc.

3001 Knox Street, Suite 403

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583214100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Resources International, Inc. FEIN: 84-1431425

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,450,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,450,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.09%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the common stock, $0.001 par value per share (“Common Stock”) of Meadows Springs, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at Suite 7, 11511 Cambie Road, Richmond, B.C. V6X 1L6  Canada.

Item 2.	Identity and Background

(a)    This statement is filed by Apollo Resources International, Inc., a Utah corporation.

(b)    The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c)    The principal business of Apollo Resources International, Inc. is oil and natural gas production, the processing and distribution of biodiesel fuel and natural gas transmission.

(d)    During the last five years, Apollo Resources International, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Apollo Resources International, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Not applicable.

(a) Dennis G. McLaughlin, III is President, CEO and Chairman of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) Mr. McLaughlin is also currently Chairman of Blue Wireless & Data, Inc.

(d) During the last five years, Mr. McLaughlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. McLaughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McLaughlin is a citizen of the United States of America.

(a) J. Mark Ariail is CFO and director of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) Mr. Ariail currently holds no other employment with any other organization.

(d) During the last five years, Mr. Ariail has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Ariail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ariail is a citizen of the United States of America.

(a) Wayne McPherson is Chief Operating Officer and a director of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c)  Mr. McPherson currently holds no other employment with any other organization.

(d) During the last five years, Mr. McPherson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. McPherson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McPherson is a citizen of the United States of America.

(a) Kit Chambers is Corporate Secretary and a director of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) Mr. Chambers is also currently Chief Executive Officer of Blue Wireless & Data, Inc.

(d) During the last five years, Mr. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Chambers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chambers is a citizen of the United States of America.

(a) TKM Oil & Gas, Inc., a Texas corporation, is a 19.2% beneficial owner of Apollo Resources International, Inc.

(b) The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) The principal business of TKM Oil & Gas, Inc. is oil and natural gas production.

(d) During the last five years, TKM Oil & Gas, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, TKM Oil & Gas, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

(a) SW Energy Investments, Inc., a Texas corporation, is a 9.5% beneficial owner of Apollo Resources International, Inc.

(b) The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) The principal business of SW Energy Investments, Inc. is oil and natural gas production.

(d) During the last five years, SW Energy Investments, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, SW Energy Investments, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

(a)  Peter Knollenberg is a director of TKM Oil & Gas, Inc. and is also a director of SW Energy Investments, Inc.

(b) The address of his principal office is 120 Alpine Road, W. Palm Beach, Florida 33405.

(c) Mr. Knollenberg is currently President and CEO of TelcoEnergy, LLC.

(d) During the last five years, Mr. Knollenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Knollenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Knollenberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of September 13, 2005, the date of the event requiring the filing of this statement, the 21,450,000 shares of Common Stock of the Issuer held by Apollo Resources International, Inc. were acquired from the Issuer in consideration of (a) $150,000 cash plus (b) the conveyance to the Issuer of 80% of the outstanding shares of common stock of Earth Biofuels, Inc. (a biodiesel production and distribution company) pursuant to a Securities Purchase Agreement dated September 13, 2005.

Item 4.	Purpose of Transaction
All shares of Common Stock of the Issuer owned by Apollo Resources, Inc. have been acquired by Apollo Resources International, Inc. for investment purposes only.
Not applicable for Dennis McLaughlin, J. Mark Ariail, Wayne McPherson, Kit Chambers, TKM Oil and Gas, Inc., SW Energy Investments, Inc., or Peter Knollenberg.

(a)    Not applicable.

(b)    It is anticipated that the Issuer will be merged with and into a Delaware corporation, in order to move the domicile of the Issuer to the State of Delaware.  It is also anticipated that, as part of such merger, the charter of the Issuer will be amended so as to change its corporate name, increase the authorized shares of common stock, and authorize the issuance of preferred stock.

(c)    Not applicable.

(d)    Pursuant to the September 13, 2005 Securities Purchase Agreement between Apollo Resources International, Inc. and the Issuer, the then-current current board of directors of the Issuer appointed Dennis McLaughlin and Tommy Johnson directors of the Issuer.  Also pursuant to the September 13, 2005 Securities Purchase Agreement between Apollo Resources International, Inc. and the Issuer, Mr. Carl Chow and Mr. Herbert Wong resigned as officers and directors of the Company; however, such resignations will take effect on September 29, 2005.

(e)    Reference the response in subpart (b) above.

(f)     Reference the response in subpart (b) above.

(g)    Reference the response in subpart (b) above.

(h)    Not applicable.

(i)     Not applicable.

(j)     Not applicable.

Item 5.	Interest in Securities of the Issuer
(a) As of September 13, 2005, Apollo Resources International, Inc. owned 21,450,000 shares of Common Stock of the Issuer, representing approximately 88.09% of the issued and outstanding shares of Common Stock of the Issuer.

Not applicable for Dennis McLaughlin, J. Mark Ariail, Wayne McPherson, Kit Chambers, TKM Oil and Gas, Inc., SW Energy Investments, Inc., or Peter Knollenberg.

(b)    As of September 13, 2005, Apollo Resources International, Inc. had sole power to vote 21,450,000 of the shares of Common Stock of the Issuer.  As of September 13, 2005, Apollo Resources International, Inc. had sole power to dispose of 21,450,000 of the shares of Common Stock of the Issuer.

Not applicable for Dennis McLaughlin, J. Mark Ariail, Wayne McPherson, Kit Chambers, TKM Oil and Gas, Inc., SW Energy Investments, Inc., or Peter Knollenberg.

(c)    During the sixty days prior to September 13, 2005, Apollo Resources International, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, Dennis McLaughlin acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, J. Mark Ariail acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, Wayne McPherson acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, Kit Chambers acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, TKM Oil & Gas, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, SW Energy Investments, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to September 13, 2005, Peter Knollenberg acquired no shares of Common Stock of the Issuer in open market transactions.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Securities Purchase Agreement by and between the Issuer and Apollo Resources International, Inc., dated September 13, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2005
Date
/s/ Dennis McLaughlin
Signature
Printed Name: Dennis McLaughlin Title: Chairman, Meadows Springs, Inc.
Name/Title